sirit Inc.

04 JAN 29 AM 7:21

January 20, 2004

04012481

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of News Release #04-02 and the Material Change Report pertaining to News Release #04-02 for SIRIT's file.

Yours truly,

Anastasia Chodarcewicz

Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

/encl.

dlw 1/30

sirit Inc.

NEWS RELEASE

January 20, 2004 **Trading Symbol: TSX: SI**

News Release #04-02

RFID by sirit

FOR MORE INFORMATION:

Jay Hussey
Vice President
The Equicom Group
(416) 815-0700 x225
jhussey@equicomgroup.com

Fred Veinot
Vice President
SIRIT
(800) 498-8760 x225
fveinot@sirit.com

SIRIT Inc. Closes Second Tranche of Total $8 Million Equity Financing

Toronto, ON – January 20, 2004 – SIRIT is pleased to announce the closing of the second tranche of its previously announced total $8 million financing with J.L. Albright III Venture Fund ("JLA") selling 15,452,381 SIRIT common shares to JLA and 1,481,599 SIRIT common shares to SIRIT directors, management and employees at a price of $0.30 per share for gross proceeds to SIRIT of $5,080,194. Shareholders approved the second tranche of the financing at a special meeting of shareholders held on December 29, 2003.

J.L. Albright III Venture Fund now owns an aggregate of 25,185,068 common shares in the capital of SIRIT or approximately 28.6% of the issued and outstanding SIRIT common shares. The purchase was made by J.L. Albright III Venture Fund for investment purposes only.

The securities being offered have not, nor will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

About SIRIT:

SIRIT is a leader in designing, developing, manufacturing and selling Radio Frequency Identification (RFID) technology. Founded in 1993, SIRIT supplies a diverse set of markets including: electronic toll collection, access control, cashless payment systems, product identification and supply chain management applications including logistics, warehousing and manufacturing and asset management. From its years of success in developing and supplying RFID technologies, SIRIT is well positioned to capitalize on the rapid development of supply chain and other mass-market RFID applications. SIRIT trades on the Toronto Stock Exchange and has approximately 88 million shares outstanding.

For more information on SIRIT visit www.sirit.com or call (800) 498-8760.

About J.L. Albright Venture Partners:

J.L Albright Venture Partners invests primarily in emerging Internet, E-Commerce, Networking and Software companies with exceptional prospects for growth, superior technology, and a sustainable competitive advantage. They select businesses that possess strong fundamentals, superior products and/or services. J.L. Albright's partners understand the challenges faced by emerging companies, as they strive to grow and compete in the global market. They partner with investee companies and work alongside management providing the strategic and financial resources needed to help management's vision become a reality. J.L. Albright does not seek control, but rather seeks to make a significant contribution in areas that are essential to instilling, maintaining, and managing dynamic growth. Involvement is predicated on strong working relationships with company principals and management, mutually shared objectives and a thorough working knowledge of the business.

For more information on J.L. Albright Venture Partners visit www.jlaventures.com.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

#

This is the form of a material change report required under Subsection 75(2) of the Securities Act (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia.

MATERIAL CHANGE REPORT

Reg. No. 82-3200

Item 1 **Reporting Issuer:**

SIRIT Inc.
33 City Centre Drive, Suite 250
Mississauga, Ontario L5B 2N5

Item 2 **Date of Material Change:**

January 19, 2004

Item 3 **Press Release:**

News Release #04-20 dated January 20, 2004 issued by SIRIT Inc., Toronto, ON, and disseminated by CCN Matthews.

Item 4 **Summary of Material Change:**

SIRIT announces the closing of the second tranche of its previously announced total $8 million financing for gross proceeds to SIRIT of $5,080,194. Shareholders approved the second tranche of the financing at a special meeting of shareholders held on December 29, 2003.

Item 5 **Full Description of Material Change:**

SIRIT is pleased to announce the closing of the second tranche of its previously announced total $8 million financing with J.L. Albright III Venture Fund ("JLA") selling 15,452,381 SIRIT common shares to JLA and 1,481,599 SIRIT common shares to SIRIT directors, management and employees at a price of $0.30 per share for gross proceeds to SIRIT of $5,080,194. Shareholders approved the second tranche of the financing at a special meeting of shareholders held on December 29, 2003.

J.L. Albright III Venture Fund now owns an aggregate of 25,185,068 common shares in the capital of SIRIT or approximately 28.6% of the issued and outstanding SIRIT common shares. The purchase was made by J.L. Albright III Venture Fund for investment purposes only.

Item 6 **Reliance on Subsection 75(3) of the *Securities Act* (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia:**

Not applicable.

Item 7 **Omitted Information:**

Not applicable.

Item 8 **Senior Officer:**

Anastasia Chodarcewicz, Chief Financial Officer and Corporate Secretary.

Item 9 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

January 20, 2004
Mississauga, ON

SIRIT Inc.

"Anastasia Chodarcewicz"

Per: Anastasia Chodarcewicz
Chief Financial Officer and Corporate Secretary